METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com

July 18, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004
Attn: Larry Spirgel, Assistant Director
Carlos Pacho, Senior Assistant Chief Accountant
Division of Corporation Finance
Mail Stop 0409

Re:	CabelTel International Corporation (Commission File No. 000-08187; CIK No. 0000105744) B Form 10-K for the fiscal year ended December 31, 2004

Gentlemen:

     On behalf of CabelTel International Corporation, a Nevada corporation (“GBR” or the “Company”), attached is an appeal to the Office of the Chief Accountant of an issue/ conclusion by the Staff of the Securities and Exchange Commission, Division of Corporation Finance (the “Staff”) relating to the proper accounting treatment by the Company of a transaction occurring in October 2004 and accounted for as a reverse acquisition in the December 31, 2004 financial statements. Such appeal is being filed under the EDGAR system as correspondence.

     If you would like to discuss any item concerning the referenced entity or the correspondence filed herewith, please do not hesitate to contact the undersigned at any time at 214-740-5030 direct. By copy of this letter, we are transmitting courtesy copies to certain members of the Staff.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

SCM:ag
Enclosures

cc:	Gene S. Bertcher, President and Chief Financial Officer
CabelTel International Corporation

Bob Carroll, Staff Accountant
Sondra Stokes, Associate Chief Accountant

METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com

July 18, 2005

Via EDGAR, Via Facsimile 202-772-9213
and Via Federal Express

Office of the Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CabelTel International Corporation (Commission File No. 000-18704), CIK No. 0000105744 – Form 10-K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

     The purpose of this letter is to enter an appeal to the Office of the Chief Accountant of an issue/conclusion by the Staff of the Securities and Exchange Commission, Division of Corporation Finance (the “Staff”) relating to the proper accounting treatment by CabelTel International Corporation (formerly Greenbriar Corporation) (the “Company”) of a transaction occurring in October 2004 and accounted for as a reverse acquisition in the December 31, 2004 financial statements of the Company included in its Form 10-K for the fiscal year ended December 31, 2004.

     The Staff in a comment letter dated April 27, 2005 with respect to the Form 10-K Annual Report of the Company rendered the following comment to the Company:

     “Form 10-K for the Year Ended December 31, 2004

     Note A. Acquisition of CableTEL AD, page F-8

     Staff Comment. It is unclear how you concluded to account for the acquisition of CableTEL AD as a reverse acquisition under the guidelines of SFAS No. 141, “Business Combinations,” paragraph 17,

Office of the Chief Accountant
United States Securities and Exchange Commission
July 18, 2005

prior to the transaction and exchange of shares being approved by stockholders. Please tell us why it is appropriate citing specific accounting literature, to count this transaction as a reverse acquisition in your financial statements for the period ended December 31, 2004.”

     The Company responded by letter dated May 6, 2005, effectively advising that Management of the Company believes that the acquisition was properly accounted for as a reverse acquisition in the December 31, 2004 financial statements included in the 2004 Form 10-K. In subsequent conversations by telephone among the Staff (including Bob Carroll, Carlos Puoco and Sondra Stokes) and Management of the Company, the Staff has disagreed with Management’s conclusions for reasons which the Staff may well provide. The result of those conversations and disagreement is the basis of this letter of appeal to the Office of the Chief Accountant.

CHANGE IN CONTROL

Background — Facts

     On October 12, 2005, Greenbriar Corporation (now known as CabelTel International Corporation) (“GBR” or “the Company”), entered into an acquisition and exchange agreement (“the Acquisition Agreement”) with certain individuals (the “Sellers”), pursuant to which GBR effectively acquired 74.8 % of the common stock of Cable Bulgaria AD (now known as CableTEL AD) (“CableTEL AD”) in exchange for 31,500 shares of Series J 2% Preferred Stock which is to be exchanged into 8,788,500 shares of GBR common stock (approximately 89% of the then outstanding shares) upon completion of certain regulatory requirements. CableTEL AD is a foreign operating company providing cable, internet and telephone services to the country of Bulgaria. The Company accounted for the acquisition as a reverse acquisition effective October 1, 2004.

     Voting Rights - GBR utilized the Series J 2% Preferred Stock as consideration for the acquisition in the interest of time due to the applicable requirements of the American Stock Exchange (“AMEX”), which requires a stockholder vote (or written consent by the requisite number) for significant issuances of common stock. The AMEX requires a proxy or information statement to existing stockholders to approve common stock issuances greater than 20% or preferred stock with conversion features having a similar effect. The Series J 2% Preferred Stock was designed to fall below those requirements so the Company could close the acquisition in a timely manner. The Acquisition Agreement requires GBR to present to its current stockholders for approval, no later than September 30, 2005, the acquisition

Office of the Chief Accountant
United States Securities and Exchange Commission
July 18, 2005

and the proposed mandatory exchange of the Series J 2% Preferred Stock into 8,788,500 shares of GBR Common Stock, which would then constitute at least 89% of the total issued and outstanding shares of Common Stock of GBR. The applicable provision in the Acquisition Agreement follows:

12(b) Requisite Stockholder Approval of Transaction and any Subsequent Exchange; Voting Agreement.

Notwithstanding any other provision of this Agreement, as soon as reasonably practicable and in no event later than September 30, 2005, the Company shall have presented the transaction represented by this Agreement, together with the proposed mandatory exchange of Preferred Stock for Common Stock described below to its current stockholders in accordance with applicable requirements of the Commission and the AMEX for a vote (or written consent by the requisite number) of such stockholders to approve the transaction evidenced by this Agreement and a mandatory exchange of all shares of Preferred Stock for shares of the Company’s Common Stock on the basis of 279 shares of Common Stock for each share of Preferred Stock, to result in an aggregate of 8,788,500 shares of Common Stock to be issued to the Holders (or their respective transferees) which shall then constitute at least 89% of the total issued and outstanding shares of Common Stock of the Company, all of which shall be subject to the listing requirements with the AMEX, but may not be required to be registered pursuant to the Act.

     In the event the stockholders vote not to approve the acquisition or the mandatory exchange of shares, the Acquisition Agreement addresses recission of the transaction and the method and manner in which the respective equity interestes will be returned. The applicable section of the Acquisition Agreement follows.

12 (c) Potential Recission.

In the event that the stockholders of the Company do not approve by the requisite number of votes either the transaction covered by this Agreement or the mandatory exchange of shares of Common Stock for shares of Preferred Stock described in (b) above, the Holder(s) of the Preferred Stock shall have the option, exercisable by all, but not less than all Holders, at any time after September 30, 2005 until 12:00 noon, local Dallas, Texas time on September 30, 2006 (herein called the “Put Option”), to either (I) rescind in full and revoke the transaction covered by this Agreement by returning all 31,500 shares of Preferred Stock to the Company upon which the Company shall, within two Business Days, deliver back to such Holder(s) all equity securities of any entity owning all of the ordinary shares and other securities of Tacaruna or of Cabletel, or (ii) deliver to the Company all 31,500 shares of Preferred Stock of the Company and receive in exchange therefor all of the ordinary shares and other securities of Tacaruna outstanding and owned by the Company such that such Holder(s) shall become the owner and holder of all of the issued and outstanding securities of Tacaruna which in turn continues to own Cabletel.

Office of the Chief Accountant
United States Securities and Exchange Commission
July 18, 2005

     Under the terms of the Acquisition Agreement, the acquisition of CableTEL AD, the issuance of Preferred Stock as interim consideration and ultimately the exchange to common stock is one transaction completed in steps only to allow time to comply with regulatory requirements. Except for the need to comply with AMEX requirements, the Company had sufficient votes of holders of current common stock in favor of the transaction, principally from management members and certain significant stockholders (aggregating approximately 59%), to ratify the transaction and effect the share exchange immediately. Because of the stated intentions of the parties involved and the stockholder votes already obtained, recission was considered remote. The AMEX has approved the use of an Information Statement under Schedule 14C. The Company is prepared to submit a written consent to a number of holders of common stock who hold a sufficient number of shares to achieve the necessary votes in favor of approval of the exchange transaction. Also at the same time, the Company is prepared to submit to the SEC the Information Statement to complete the share exchange process once the SEC review of the Company’s financial statements is completed.

     Senior Management - In connection with the transaction, one of the Sellers has been named Chairman of the Board of Directors of GBR and continues to serve on the Board of Directors and as President of CableTEL AD which is the Company’s largest operating units with over 85% of the Company’s revenues. Another of the Sellers also continues to serve on CableTEL AD’s Board of Directors. No original members of GBR management or Board of Directors serve in any capacity for CableTEL AD.

     Conclusion - On October 12, 2004 the Company completed the acquisition of CableTEL AD through the exchange of equity interests that will ultimately entail approximately 89% of the Company’s voting common stock going to the Sellers. At the time of the transaction, ratification of the acquisition and exchange of the shares was assured with at least holders of 59% of existing common shares indicating their intention to vote in favor. Therefore, in accordance with SFAS No. 141 a business combination occurred with CableTEL AD being the accounting acquirer due to the ultimate change in voting control of the Company and the dominant management positions held by the Sellers after the transaction as a result of the acquisition.

ENTITIES INVOLVED

     Ownership Structure - While not mentioned in the Staff’s comment letter dated April 27, 2004, in conversations with the Staff, the issue of combining entities was raised. The shares of CableTEL AD owned by the Sellers were held by holding companies established

Office of the Chief Accountant
United States Securities and Exchange Commission
July 18, 2005

to minimize income taxes by taking advantage of available tax treaties. The Sellers held their interests in two privately-held U.S. corporations, Finley Equities, Inc. (“FEINC”) and American Realty Management, Inc. (“ARM”). FEINC and ARM each owned (and continue to own) an undivided one-half equity interest in Tacaruna BV, a Netherlands company, which in turn directly owns 30% of CableTEL AD. Tacaruna BV also owns 64% of the equity interest of Narisma Holdings, Ltd., a Cyprus company, which in turn owns the balance of 70% of CableTEL AD. A diagram reflecting the current ownership is attached. The result is that only two businesses and only two operating entities combined. The other entities have no operations or assets other than their stock holding in the next entity down the chart.

     Paragraph 18 of SFAS 141 states that if more than two entities are involved in the business combination then ...consideration also shall be given to which combining entity initiated the combination and whether the assets, liabilities and earnings of one of the combining entities significantly exceed the those of the others. In this case CableTEL AD has the most assets, liabilities and operating activity. The only businesses being combined are the Company (the former Greenbriar Corporation) and CableTEL AD, the other entities are only holding companies created and maintained for income tax management.

     Conclusion - The holding company entities acquired along with the interest in CableTEL AD are not significant in the determination of the acquiring entity. In this case the operating entity CableTEL AD is the acquiring entity.

OTHER ISSUES

     Passage of time - In our initial discussion with the Staff, the passage of time from the date of the acquisition until the present time was raised by the Staff as consideration in concluding that the transaction was not a single event. Immediately after the acquisition the Company began working on the required Form 8-K filing. Upon completion of the Form 8-K (filed on December 27, 2004) the Company immediately began the process of standardizing accounting procedures and gathering information in preparation for the combined companies first Form 10-K. Immediately after filing the Form 10-K (on April 15, 2005) the Company completed the information statement and was preparing to submit to the SEC and AMEX when the SEC comment letter was received on April 27, 2004. Filing the information statement and completing the transaction (effecting the exchange) have been suspended during the SEC review process.

     The Company has been working on completing the transaction without pause since the closing date. Since the Company has only four corporate employees, a certain period of time

Office of the Chief Accountant
United States Securities and Exchange Commission
July 18, 2005

to complete the process is not unreasonable. In consideration, the acquisition agreement allowed until September 30, 2005 to complete the process. Delaying the filing of the information statement (which will contain the Company’s December 31, 2004 financial statements) during the SEC review process is an appropriate delay. Therefore, the passage of time from the initial acquisition date until present is not (and should not be) a consideration in the accounting treatment.

     Stockholders in common - During our discussions with the Staff, the issue of stockholders in common between GBR and CableTEL AD was raised. One of the dominant Sellers may be deemed a “Person” (of GBR) within the meaning of Section 13d of the Securities Exchange Act of 1934 and is associated with approximately 40% of the outstanding common stock of the Company. This Seller is not on the Board of Directors or a member of management of GBR. This Seller was, however, a member of the Board of Directors as well as a significant direct shareholder, though holding companies, of CableTEL AD. For these reasons their ownership and direct involvement in CableTEL AD is more significant and influential to the Company that their indirect interest in GBR.

     Recent events - CableTEL AD has been continuing to follow its business plan and has been seeking new acquisition opportunities in Bulgaria and the necessary financing. The unfinished status of the transaction has allowed the Sellers to consider alternative methods to grow CableTEL AD such as a sale or partial sale to new investors. Any such discussions are preliminary and the result of events and opportunities occurring well after the original closing. As a result, the possibility of recission may no longer be remote. These events have no bearing on the appropriate accounting statement for the acquisition on October 12, 2004.

CONCLUSION

     The acquisition agreement envisions only two alternatives, acquisition of CableTEL AD, and the issuance of 8,788,500 shares of common stock of the Company (89%) or recission of the agreement and return of the preferred stock. Since recission was remote at the time of the transaction, this is a completed acquisition. The transaction is being carried out in steps to only to allow for compliance with regulatory requirements. The passage of time should not be considered a factor as the Acquisition agreement allowed until September 30, 2005 to complete the process due the Company’s limited resources for such endeavors.

     In that only two operating entities or businesses are involved in transaction, GBR and CableTEL AD, only those entities are significant to the transaction. Since the Sellers of

Office of the Chief Accountant
United States Securities and Exchange Commission
July 18, 2005

CableTEL AD receive majority voting control of the Company, CableTEL AD is the accounting acquiring entity in this transaction.

     Based upon the foregoing, Management of the Company respectfully requests concurrence by the Office of the Chief Accountant of the Securities and Exchange Commission that Management correctly and properly accounted for the transaction as a reverse acquisition in the December 31, 2004 financial statements. Management also respectfully requests a prompt resolution of this appeal in order that it may proceed with the filing of the Information Statement as preliminary material to the Staff of the Securities and Exchange Commission in order to process the remaining items in this matter. We would also appreciate receiving any written submission by the Staff to the Office of the Chief Accountant on this issue and an opportunity to present a rebuttal to the Staff’s analysis, if submitted.

     If for any reason you do not concur with the views expressed in this letter, we respectfully request an opportunity to discuss the matter with the Office of the Chief Accountant prior to any contrary written response to this appeal. Of course, if you have any questions or need any additional information concerning the foregoing, please do not hesitate to contact Gene Bertcher, President of the Company, at 972-407-8400 or Steven C. Metzger, Metzger & McDonald PLLC, at 214-740-5030 to answer any questions you may have.

Very truly yours,

/s/ Steven C. Metzger

Steven C. Metzger

SCM:ag
Enclosure

cc:    Office of Chief Accountant
         Division of Corporate Finance
         United States Securities and Exchange Commission
         100 F Street, N.E.
         Washington, D.C. 20549